UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549


                               SCHEDULE  13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.4)*


                TRANSCONTINENTAL REALTY INVESTORS, INC.
     _____________________________________________________________
                           (Name of Issuer)

                      $.01 Par Value Common Stock
      _____________________________________________________________
                    (Title of Class of Securities)

                            893617-20-9
     ______________________________________________________________
                          (CUSIP Number)

                    Karl L. Blaha, President
      Transcontinental Realty Investors, Inc., 10670 North Central Expressway, Suite 300, Dallas TX 75231; Tel. (214) 692-4700
    ________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                         November 30, 1999
    ________________________________________________________________
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   ___.

Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  893617-20-9
           ___________
1)   Names of Reporting Persons S.S. or IRS Identification Nos. of Above
     Person                 ###-##-####
             __________________________________________________________

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)________________________________________________________________
     (b)________________________________________________________________

3)   SEC Use Only_______________________________________________________

4)   Source of Funds (See Instructions)               PF
                                        ________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)______________________________________________

6)   Citizenship or Place of Organization          United States
                                          ______________________________

      Number of       (7)  Sole Voting Power                     323,550
      Shares Bene-                                             _________
      ficially        (8)  Shared Voting Power                      0
      Owned by                                                 _________
      Each            (9)  Sole Dispositive Power                323,550
      Reporting                                                _________
      Person
      With            (10)  Shared Dispositive Power                0
                                                              __________

11)   Aggregate Amount Beneficially Owned by Each Reporting Person   323,550
                                                                 ____________

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)  ___________________________________________________

13)   Percent of Class Represented by Amount in Row (11)      3.756
                                                        _____________________
14)     Type of Reporting Person (See Instructions)             IN
                                                    _________________________

Item 1.     Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value ("Common Stock") of Transcontinental Realty Investors, Inc. The principal executive offices of Transcontinental Realty Investors,
Inc. are located at 10670 North Central Expressway, Suite 300, Dallas,
TX 75231.

Item 2.     Identity and Background.

This statement is being filed by Maurice A. Halperin. My business address is 1460 South Ocean Boulevard, Pompano Beach, FL 33062. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.     Purpose of Transaction.

     Not applicable.

Item 5.     Interest in Securities of the Issuer.

As of February 16, 2000, I beneficially own 323,550 shares, or approximately
3.756 percent of the outstanding Common Stock. I have the sole power to vote and dispose of the Common Stock. There is no shared power to vote or dispose of the Common Stock I own.

On November 30, 1999, I ceased to be a beneficial owner of more than 5% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.     Material to be Filed as Exhibits.

     None.

                                      Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



DATE:  February 16, 2000


/s/  Maurice A. Halperin
__________________________________
Signature

Maurice A. Halperin
__________________________________
Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



DATE           February 16, 2000


/s/
________________________________________
Signature


Maurice A. Halperin
________________________________________
Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).